                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [ ] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: December 31, 2000
                  ________________________                 +------------------+
                                                           | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |                  |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |                  |
For the Transition Period Ended:                           |                  |
                                 ________________________  +------------------+


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
                                    PART I
                            REGISTRANT INFORMATION

Full Name of Registrant:  CAPSULE COMMUNICATIONS, INC.
                          ----------------------------

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

2 Greenwood Square, 3331 Street Road, Suite 275
-----------------------------------------------

City, State and Zip Code:  Bensalem, Pennsylvania  19020
                         ---------------------------------

                                   PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)


The annual report of Capsule Communications, Inc. (the "Company") on Form 10-K could not be filed within the prescribed time period because of (i) the recently abandoned merger plans of the Company and (ii) the recent departure of the Company's Chief Financial Officer.

On November 2, 2000, the Company entered into a merger agreement with Startec Global Communications Corporation, a Delaware corporation ("Startec"), under which Startec would acquire the Company. The parties anticipated that the merger would be completed before the deadline for filing the Form 10-K and that Startec would be responsible for filing the Form 10-K for the merged companies.

Effective January 23, 2001, the Company terminated the merger agreement. Also, the Company's Chief Financial Officer, Michael McAnulty, resigned as of January 16, 2001, and Randolph Fry was appointed as the Company's new Chief Financial Officer as of February 9, 2001. The Company is not able to file the Form 10-K within the prescribed time period because of the combination of (i) the recent termination of the anticipated merger with Startec which the Company's management had expected would remove the need for the Company's management to prepare a Form 10-K and (ii) the recent departure of the Company's Chief Financial Officer who is the officer of the Company directly responsible for preparation of the Form 10-K. The Company anticipates that its report on Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date.

                                   PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          David B. Hurwitz                215                  633-9400
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No


The Company expects to have a net loss from operations for the year ended December 31, 2000, and that the loss will be greater by at least $1,000,000 than the $2,964,339 net reported in 1999.

The Company expects that sales revenue will be approximately $37,000,000 as offered to $39,777,331 reported in 1999.




                         CAPSULE COMMUNICATIONS, INC.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 30, 2001             By : /s/ David B. Hurwitz
        --------------             ---------------------------------------
                                   Name:  David B. Hurwitz
                                   Title: President and Chief Executive Officer